October 13, 2009
VIA EDGAR
Jeffrey Jaramillo
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-6010
Re: Enova Systems Inc.
File No. 001-33001
Form 10-K for the Fiscal Year ended December 31, 2008
Form 10-Q for the Fiscal Quarters ended June 30, 2009 and March 31, 2009
Dear Mr. Jaramillo,
On behalf of Enova Systems Inc. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 30, 2009 (the “Staff’s Letter”), regarding our Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the fiscal quarters ended June 30, 2009 and March 31, 2009. The responses set forth below correspond to the numbers assigned in the Staff’s Letter. For Staff’s convenience, we have restated each of the Staff’s comments in bold type immediately prior to the Company’s response to such comment.
Form 10-K for the Fiscal Year ended December 31, 2008
Financial Statements
Item 1. Business, pages 3 and 4
1.	We note from your disclosures on page 4 that in January 2009 you completed a series of reorganization efforts, which included, among other things, implementing a 48% reduction in your workforce company wide. Also, from the disclosures on page 29, it appears that you had a decrease in personnel costs in light of the Company’s reorganization efforts during 2008. In this regard, please tell us if a liability for costs associated with exit or disposal activities was recognized and measured initially at its fair value in the period in which the liability was incurred, as outlined in paragraphs 3 through 17 of SFAS No. 146. Also, please provide us with and revise the notes to your financial statements in future filings to include the disclosures in paragraph 20 of SFAS No. 146.
Response:
A liability for costs associated with exit or disposal activities was not recognized because management had not and has not committed to an exit or disposal plan or otherwise disposed of long-lived assets (as more fully described below) and thus FAS 146 was not and is not applicable to the employee layoffs.
Through February 1, 2009, the Company had completed three employee layoffs for a total of 37 employees as follows:
•	August 2008 — 16 employees

•	December 2008 — 7 employees

•	January 2009 — 14 employees
It was the intention of management, as the 2008 year progressed, to retain employees unless and until the point that economic and customer order evidence was compelling enough to trigger a new layoff phase. Although management understood there was a possibility of a reduction in our workforce between December 2008 and January 2009, management did not have a planned program that would materially change the scope of the business or the manner in which business is conducted. The nature and focus of our operations has always been and continues to be the integration and sale of hybrid and electric drive systems in light, medium, and heavy duty sized vehicles. Moreover, management has never planned and is not planning an exit or disposal activity. Therefore, in concurrence with our auditor, we concluded that our financial statements were in accordance with the requirements of FAS No. 146.
We note that, if applicable, in future filings we will include the required disclosures under paragraph 20 of FAS 146.
Note 3. Inventory, page 44
2.	We note from your disclosures on pages 29 and 44 that your inventory increased 115% year-over year, between 2007 and 2008, as a result of inventory purchases through the third quarter of 2008 in anticipation of sales volume from key customers. Also, we note from your disclosures on page 27 that the primary reason for the 30% decrease year-over- year in net revenue, between 2007 and 2008, was due to a 60% reduction in sales to Tanfield, your largest customer. Additionally, we note from your disclosures on page 16 that you expect fewer orders from Tanfield for 2009. Furthermore, we note from your disclosure on page 27 that your gross margin continues to decline from negative 12% in 2007 to negative 28% in 2008. Finally, we note from your Form 10-Q for the quarterly period ended June 30, 2009 that net revenue decreased by 78% for the six months ended June 30, 2009 and your inventory reserves decreased by approximately 15%. Considering the significant decline in net revenue experienced in fiscal year 2008 and your interim period ended June 30, 2009, the significant increase in inventory balance at December 31, 2008 and June 30, 2009 compared to the corresponding prior periods, your significant declining gross margin during your fiscal year ended December 31, 2008 and the significant reduction in sales to Tanfield (your largest customer), please explain to us in detail how the aforementioned factors were considered in establishing your inventory reserves at December 31, 2008 and June 30, 2009. As part of your response, please provide us with the method(s) and assumptions used in estimating the net realizable value of your inventories at December 31, 2008 and June 30, 2009.
Response:
In establishing our inventory reserves for the period in question, we considered the aforementioned factors as detailed below.
An assessment of the adequacy of realizable value of our inventory is made at each quarter end, including an evaluation of current and expected sales orders and a review of lower of cost or market valuations and slow moving inventory, in accordance with Arb No. 43, Ch. 4 and FAS No. 151 regarding inventory valuation and net realizable value. The result of these evaluations resulted in inventory charges totaling $1,043,000 from FY2008 through the 2nd quarter of FY2009. Specifically, the assessment considers the following factors:
i)	Current order backlog and sales pipeline

ii)	Interchangeability of parts for various customer applications.

iii)	Long product curve for major products, including electric motors, control units and their components.

iv)	Component transaction history and engineering evaluation of future utilization.

v)	Target gross margins
In June 2009, the Company received a 200 system order from First Auto Works of China, with which we were able to consume a large portion of inventory that had been purchased for Tanfield. This order is expected to have a positive gross margin. We have signed a long-term supplier agreement with First Auto Works for an additional 800 units in FY2010. In addition, the Company should benefit in FY2010 from several Federal and State government programs, in particular Electrification and Clean Cities grants from the Department of Energy, that are designed to subsidize the purchase of target vehicles.

With respect to the decrease of the inventory reserve between FYE 2008 and the interim period ended June 30, 2009, a lower of cost or market valuation adjustment was booked to lower the carrying value on certain components that were in inventory prior to our receipt of the same components at a lower purchase price in FY2009-Q2. This adjustment had the effect of “writing off” overvalued inventory against the reserve and resulted in a lower inventory reserve balance between FYE2008 and 2009-Q2. Excluding the effect of that adjustment, our inventory reserve increased from 11% of inventory at FYE 2008 to 13% of inventory in the 2nd quarter of 2009, and the amount of the reserve increased by 27% between the two periods.
Exhibit 32.
3.	We note that your Section 906 certification furnished in accordance with Item 601 (b) (32) of Regulation S-K improperly refers to the period ended December 31, 2007. Please file an amendment to your Form 10-K that includes the entire filing together with a Section 906 certification that correctly refers to the period ended December 31, 2008. This comment also applies to your Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 as the Section 906 certifications furnished in these filings improperly refer to period ended March 31, 2007.
Response:
We will correct the dates in the Section 906 certifications of the Form 10-K for the period ended December 31, 2008 and the Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 and file amendments including the entire filing of such affected report.
Form 10-Q for the Fiscal Quarter ended June 30, 2009
Exhibit 31
4.	We note that you replaced the word “report” with “quarterly report” in paragraphs 2, 3, and 4 (a) of the certification and removed the phrase “ (the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4 (d). In future filings, including the requested amendment, please revise the certifications to present them in the exact form as set forth in Item 601 (b) (31) of Regulation S-K with no modifications.
Response:
We have read the Staff’s Comment and Exchange Act Item 601 (b) (31). In future filings (including the amendments required by the Staff’s Letter), we will revise our disclosure to match exactly the form for the Certifications.
Additionally, we acknowledge that:
•	the Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (310) 527-2800 with any questions or comments regarding this letter.
Sincerely,

/s/ Jarett Fenton Chief Financial Officer
Enova Systems, Inc.